InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

July 16, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InflaRx N.V.
Registration Statement on Form F-3
Filing Date July 8, 2020
File No. 333-239759
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InflaRx N.V. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-239759, to 4:30 p.m., Eastern Time, on July 17, 2020, or as soon thereafter as practicable.

Please contact Sophia Hudson of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Niels Riedemann
Niels Riedemann
Chief Executive Officer